EXHIBIT 23.1

CONSENT OF  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (Registration No. 333-225254) of Gofba, Inc. (the “Company”) of our report dated April 13, 2020, relating to our audit of the Company’s consolidated financial statements as of December 31, 2019 and 2018, and for the years then ended, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, which report included an explanatory paragraph expressing substantial doubt regarding the Company’s ability to continue as a going concern and an emphasis of a matter paragraph regarding significant related party transactions. We also consent to the reference to us under the heading “Experts” in this Registration Statement.

/s/ Haskell & White LLP HASKELL & WHITE LLP

Irvine, California

February 12, 2021